FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act
of 1934
For the month of April 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes ☐     No ☑

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Gemplus reports strong sales growth for the first quarter 2006
First quarter 2006 financial review
Segment analysis
Outlook
Business Highlights
Press Release — Financial statements
SIGNATURE

Gemplus reports strong sales growth for the first quarter 2006
First quarter 2006 highlights:
▪	Net sales up 19.3% year-on-year driven by Financial Services and ID & Security.

▪	Gross margin at 30.5%, down 1.6 percentage point year-on-year.

▪	Operating income up 12.3%, at 8.4 million euros.

▪	Attributable net income[1] at 6.3 million euros.
Luxembourg, April 24, 2006 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), a world leading provider of secure card solutions, today reported results for the first quarter ended March 31, 2006.

			Year-on-
			year
In millions of euros	Q1 2006	Q1 2005	change

Net sales	230.3	193.1	+19.3%
Adjusted for currency fluctuations, disposals and acquisitions			+5.3%

Gross profit	70.2	61.9	+13.5%
Gross margin	30.5%	32.1%	-1.6	ppt

Operating expenses	61.8	54.4	+13.6%
Operating income	8.4	7.5	+12.3%
Operating margin	3.7%	3.9%	-0.2	ppt

Attributable net income	6.3	7.2	-13.7%

Free cash flow[2]	-13.8	8.8	NM

Cash and cash equivalents	409.9	395.1	+3.7%

Per share data (in euros)

Earnings per share (fully diluted)	0.01	0.01	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).
Commenting on the performance for the first quarter 2006, Alex Mandl, President and Chief Executive Officer, said: “Gemplus improved its position in all of its core businesses. Beside buoyant shipments in Wireless, we are very satisfied to report robust revenue growth in Financial Services and ID & Security. These results validate our strategy and confirm the strong potential of these segments. Finally, we are optimistic about the outcome of the proposed Gemalto transaction to create a world-class leader in digital security.”

[1]	Net income attributable to equity holders of the Company.

[2]	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (and excluding acquisitions and financial investments).

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First quarter 2006 financial review
•	Income statement
First quarter 2006 highlights:
•	Net sales up 19.3% year-on-year driven by Financial Services and ID & Security.

•	Gross margin 30.5%, down 1.6 percentage point year-on-year.

•	Operating income up 12.3%, at 8.4 million euros.
Net sales were up 19.3% driven by Setec and strong organic growth in Financial Services and ID & Security.
On a geographical basis, strong demand in all segments led to adjusted3 revenue growth of 27.8% in the Americas. Adjusted3 revenue in EMEA4 was up 5.8%, year-on-year, driven by Financial Services and down 17.5% in Asia, reflecting price pressure in Wireless.
Gross margin was down 1.6 percentage point year-on-year, to 30.5%, reflecting the change in the business mix, Wireless price pressure and purchase accounting.
As a percentage of sales, operating expenses decreased to 26.8%, compared to 28.2% a year ago, although in value, they increased 13.6% year-on-year, to 61.8 million euros, mainly due to Setec.
Consequently, operating income was up 12.3%, at 8.4 million euros.
Attributable net income for the first quarter was slightly down 1.0 million euros to 6.3 million euros, mainly due to minority interests and income tax.
•	Balance sheet and cash flow statement
First quarter 2006 highlights:
•	Free cash outflow of 13.8 million euros reflecting increase in working capital.

•	Continuous strong cash position, at 409.9 million euros.
Working capital was up 18.6 million euros quarter-on-quarter, but decreased, as a percentage of sales, to 14% at March 31, 2006, compared with 16% a year ago.
The Group’s cash position remains strong and is down 8.4 million euros compared to December 31, 2005.

[3]	Adjusted for currency fluctuations, disposals & acquisitions

[4]	Europe, Middle East and Africa

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Segment analysis
•	Telecom
First quarter 2006 highlights:
•	Record wireless shipments, at 100.6 million units.

•	Wireless ASP down 33% year-on-year, currency adjusted.

•	Rebound in prepaid phonecards.

					Adjusted[3]
In millions of euros	Q1 2006	Q1 2005	% change		change (%)

Wireless products & services net sales	134.3	132.7	+1.2%
Wireless gross profit	50.2	51.1	-1.8%
Wireless gross margin	37.4%	38.6%	-1.2	ppt

Prepaid phone cards & scratchcards net sales	14.0	11.6	+21.2%
Prepaid phone cards & scratchcards gross profit	1.9	1.2	+60.7%
Prepaid phone cards & scratchcards gross margin	13.2%	9.9%	+3.3	ppts

Telecom net sales	148.4	144.3	+2.9%		-2.4%
Telecom gross profit	52.1	52.3	-0.4%
Telecom gross margin	35.1%	36.3%	-1.2	ppt

Telecom operating expenses	38.3	35.8	+7.0%
As a % of sales	25.8%	24.8%	+1.0	ppt

Telecom operating profit	13.7	16.5	-16.4%
Operating margin	9.3%	11.4%	-2.1	ppts

Wireless revenue:
▪	Wireless products & services revenue[5] was up 1.2% year-on-year (down 3.3%, currency adjusted), to 134.3 million euros.

▪	Wireless shipments grew 48% year-on-year, to 100.6 million units, largely driven by emerging countries.

▪	High-end card shipments (3G and above) accounted for 14% of the first quarter total, compared to 10% a year ago.

▪	Wireless average selling price (ASP) was down 16% quarter-on-quarter and 33% year-on-year, both currency adjusted, reflecting ongoing price pressure.
The slight decline in Wireless gross margin was due to product and regional mix, as well as strong price pressure.

[5]	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).

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•	Financial Services
First quarter 2006 highlights:
•	Very strong growth in payment microprocessor cards: shipments up 75%, to 22.3 million units.

•	EMV[6] roll-out gained further momentum in Latin America, Southern Europe and Japan.

					Adjusted[3]
In millions of euros	Q1 2006	Q1 2005	% change		change (%)

Net sales	56.4	37.9	+48.6%		+30.0%

Gross profit	10.5	5.8	+80.6%
Gross margin as a % of sales	18.6%	15.3%	+3.3	ppts

Operating expenses	11.4	10.4	+9.8%
As a % of sales	20.3%	27.4%	-7.1	ppts

Operating income	-0.9	-4.6	NM
Operating margin as a % of sales	-1.6%	-12.1%	+10.5	ppts

Revenue reflects strong growth in all sub-segments.
Payment microprocessor card revenue rose 55% year-on-year. Shipments of payment microprocessor cards grew 75% to 22.3 million units.
The strong performance in payment cards was mainly driven by the EMV roll-out, which gained momentum in Latin America (Mexico, Brazil), Southern Europe (Italy, Portugal, Greece) and Japan.
As a result, operating income came close to breakeven.
•	Identity and Security
First quarter 2006 highlights:
•	Very strong growth, driven by Government ID and Corporate Security projects.

					Adjusted[3]
In millions of euros	Q1 2006	Q1 2005	% change		change (%)

Net sales	25.6	10.9	+134.3%		+26.0%

Gross profit	7.6	3.8	+102.1%
Gross margin as a % of sales	29.8%	34.6%	-4.8	ppts

Operating expenses	12.1	8.2	+47.8%
As a % of sales	47.1%	74.7%	-27.6	ppts

Operating income	-4.4	-4.4	NM
Operating margin as a % of sales	-17.3%	-40.1%	+22.8	ppts

[6]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

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Strong growth was driven by a substantial increase in Government ID projects, notably e-passports and healthcare solutions, and Corporate Security projects, particularly in Americas, in addition to those from Setec.
Outlook
The Group continues to see strong momentum in its core segments and will maintain its focus on cost efficiency.
Gemplus confirms that it is firmly on track to realize its mid-term objective to achieve a 10% operating margin in 2007.
The Group remains confident in its ability to further strongly improve its operating income in 2006 taking into account the usual seasonality effect of stronger organic growth in the second half than in the first half.
Gemplus also continues to expect the Financial Services and ID & Security segments to turn profitable in 2006.
Business Highlights
•	Telecom
At the 3GSM World Congress, Gemplus launched its new software and SIM platform, bridging telecom and PC/internet communications. Called .sim (DOTSIM), it extends the traditional SIM roles of authentication and security from mobile networks to the PC/Internet world and offers advanced multimedia services across both channels. This is a solution already generating significant interest from mobile operators such as Orange, as a way of reinforcing brand, unifying services across the board and supporting their digital convergence strategy.
Gemplus’s OTA over IP platform, GemConnect OTA, was selected by Telefonica Moviles Expaña for the high speed delivery of multimedia services and applications for 3G mobile subscribers.
•	Financial Services
Gemplus launched its range of innovative card bodies, Plastic Fantastic, which is designed to help banks and financial institutions set themselves apart from the competition. The cards range from unusual shapes, perfumed, tactile and even glow in the dark, and will support customers in their branding and customer segmentation.
Gemplus’ product, GemSense Instant Issuance, also won an award from the ECPA/ ECR (European Payments Consulting Association / European Card Review) Payment Innovation Awards in the category for the most innovative and advanced payment software/hardware product. This is a personalization and card issuance solution which allows banks and retailers to deploy or replace cards on the spot. Each cardholder walks away with a fully personalized smart payment card within a matter of minutes.
Continuing to support banks in their migration to EMV, Gemplus was selected by Indonesian Bank, Bank Buana, to provide the highest level of secure smart payment cards. The cards use random data for the generation of each signature for transactions which makes them difficult to duplicate. They also offer off-line transaction processing capabilities which reduce the cost of network communication.

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•	Identity and Security
Gemplus was selected by BearingPoint to supply an additional 1 million cards to the US Department of Defense for their Common Access Card program. This is the US Federal Government’s biggest roll-out to date with more 4 million smart ID cards issued to bring strong authentication for its employees. The cards supplied in the contract are FIPS 140-2 validated — a security pre-requisite for the CAC program.
Gemplus launched its first product aimed at Small and Medium-sized enterprises. GemEvidence is a One Time Password token-based solution which improves the security of remote connections in a cost-effective manner.
Gemplus, with the full integration of Setec, passed the significant milestone of half a million e-passports delivered in the last six months. This makes Gemplus the leading e-passport supplier in the world.
Gemplus’s contactless reader technology, GemProx, was selected and integrated into Saflink’s SureAccess™ biometric smart card reader, designed to comply with the US Government Federal Information Processing Standard (FIPS) 201 requirements. As such, Gemplus provides the technology for reading the contactless ID cards carried by authorized personnel in secure facilities such as seaports and airports.
Earnings calendar
Second quarter 2006 results are scheduled to be reported on July 26, 2006, before the opening of Euronext Paris.
Conference Call:
The company has scheduled a conference call for Monday, 24 April 2006 at 2:30 pm CET (1:30 pm GMT and 8:30 am New-York time). Callers may participate in the live conference call by dialing:
+44 (0) 207 138 0813 or +1 718 354 1157 or +33 1 55 17 41 44, access code 2815143.
The slide show will be available on the web site at 12:30 CET (11:30 GMT). The webcast will also be available on the IR section of www.gemplus.com.
Replays of the conference call will be available approximately 3 hours after the conclusion of the conference call until May 8th, 2006 midnight by dialing:
+44 (0) 207 806 1970 or +1 718 354 11 12 or +33 1 71 23 02 48, access Code: 2815143#.

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About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is a world leading player in the secure card industry in both revenue and total shipments (source: Gartner-Dataquest 2005, Frost & Sullivan, Datamonitor). It has sold over 5.5 billion smart cards.
Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.
Gemplus’ revenue in 2005 was 939 million euros.
www.gemplus.com
For more information:

Press	Investor Relations
Gemplus	Gemplus
Jane Strachey	Celine Berthier
Tel: +33 (0) 4 42 36 46 61	Tel: +41 (0) 22 544 5054
Mob: +33 (0) 6 79 46 35 93
Email: jane.strachey@gemplus.com	Email: celine.berthier@gemplus.com

Edelman	Fineo
Frédéric Boullard
Tel: +33 (0) 1 56 69 73 95	Tel: +33 (0) 1 56 33 32 31
Email: frederic.boullard@edelman.com	Email: investors@gemplus.com
©2006 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce sectors; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main segments; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

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Gemplus International SA

Gemplus International SA
Press Release — Financial statements
For the quarterly period ended March 31, 2006

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Gemplus International SA
Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)

	Three months ended
	March 31,
	2006	2005
	(unaudited)
Net sales	230,332	193,102
Cost of sales	(160,104)	(131,210)

Gross profit	70,228	61,892

Research and development expenses	(15,958)	(12,981)
Selling and marketing expenses	(31,008)	(25,707)
General and administrative expenses	(15,611)	(16,101)
Restructuring reversals	67	438
Other operating income (expense), net	691	(52)
Goodwill amortization and impairment	—	—

Operating income	8,409	7,489

Financial income (expense), net	2,251	1,795
Share of profit (loss) of associates	120	(824)
Other non-operating income (expense), net	(578)	362

Income before taxes	10,202	8,822

Income tax expense	(3,119)	(1,704)

NET INCOME	7,083	7,118

Attributable to:
Equity holders of the Company	6,252	7,242
Minority interest	831	(124)

Net income per share attributable to equity holders of the Company (in euros)
Basic	0.01	0.01
Diluted	0.01	0.01

Shares used in net income per share calculation:
Basic	630,137,679	607,039,538
Diluted	649,357,638	622,407,315

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Gemplus International SA
Consolidated Balance Sheets

	(in thousands of euros)
		December 31,
	Mars 31, 2006	2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	409,927	418,365
Trade accounts receivable, net	167,115	183,022
Inventory, net	121,394	107,673
Derivative financial instruments	6,296	4,187
Other current receivables	53,759	82,128

Total current assets	758,491	795,375

Non-current assets:
Property, plant and equipment, net	158,237	158,284
Goodwill, net	90,789	90,826
Deferred development costs, net	20,948	21,227
Other intangible assets, net	21,497	23,600
Deferred income tax assets	29,756	32,788
Investments in associates	14,089	16,309
Available-for-sale financial assets, net	2,477	2,469
Other non-current receivables, net	41,360	40,846

Total non-current assets	379,153	386,349

TOTAL ASSETS	1,137,644	1,181,724

LIABILITIES
Current liabilities:
Accounts payable	105,187	106,085
Derivative financial instruments	4,525	2,592
Salaries, wages and related items	45,812	62,641
Current portion of provisions and other liabilities	42,528	73,434
Current income tax liabilities	4,680	5,228
Other current tax liabilities	20,328	20,821
Current obligations under finance leases	5,383	5,539

Total current liabilities	228,443	276,340

Non-current liabilities:
Non-current obligations under finance leases	25,052	26,425
Non-current portion of provisions	20,654	23,482
Other non-current liabilities	13,176	13,417
Deferred income tax liabilities	3,520	4,354

Total non-current liabilities	62,402	67,678

Shareholders’ equity:
Ordinary shares	133,733	133,466
Additional paid-in capital	1,064,235	1,063,145
Retained earnings	(358,775)	(365,940)
Other comprehensive income	(4,622)	(4,407)
Less, cost of treasury shares	(1,395)	(1,395)

Equity attributable to equity holders of the Company	833,176	824,869

Minority interest	13,623	12,837

Total shareholders’ equity	846,799	837,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,137,644	1,181,724

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Gemplus International SA
Consolidated Statements of Cash Flows

	(in thousands of euros)
	Three months ended
	March 31,
	2006	2005
	(unaudited)
Cash flow from operating activities :
Net income (loss)	7,083	7,118
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	10,550	9,326
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(2,612)	(446)
Deferred income taxes (benefit) expense	1,887	(339)
(Gain) / loss on sale and disposal of assets	—	132
Share of (profit) loss of associates	(50)	824
Share-based compensation	914	805
Other, net	198	(937)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	13,706	14,084
Trade accounts payable and related current assets	(2,592)	(15,735)
Inventories	(13,970)	8,946
Value-added and income taxes	(2,395)	1,354
Salaries, wages and other	(17,199)	(8,929)
Restructuring reserve payable	(1,587)	(3,611)

Net cash (used for) from operating activities	(6,067)	12,592

Cash flows from investing activities:
(Purchase)/Sale of activites net of cash (acquired)/disposed	4,632	—
Purchase of property, plant and equipment	(8,597)	(4,439)
Purchase of other assets	(538)	(197)
Change in non-trade accounts payable and other	1,414	846

Net cash used for investing activities	(3,089)	(3,790)

Cash flows from financing activities:
Proceeds from exercise of stock options	1,358	—
Payments on borrowings	(30)	—
Principal payments on obligations under finance leases	(1,529)	(1,472)
Increase (decrease) in bank overdrafts	(683)	(1,555)
Dividends paid by subsidiaries to minority shareholders	(270)	—
Changes in non-trade accounts payables on financing activities	2,099	779

Net cash (used for) from financing activites	945	(2,248)

Effect of exchange rate changes on cash	(227)	114
Net increase (decrease) in cash	(8,211)	6,554
Cash and cash equivalents, beginning of the period	418,365	388,430

Cash and cash equivalents, end of the period	409,927	395,098

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Gemplus International SA
1) Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).
2) Segment information
First Quarter 2006 compared with First Quarter 2005
2.1) Operating Segments

Three months ended	(in millions of euros)
	March 31,	March 31,		Adjusted
Net sales	2006	2005	% change	change (%) (*)

Telecommunications	148.4	144.3	3%	-2%
Financial Services	56.4	37.9	49%	30%
Identity and Security	25.6	10.9	134%	26%

Total	230.3	193.1	19%	5%

(in millions of euros)
	March 31,	(% of net	March 31,	(% of net
Gross profit	2006	sales)	2005	sales)	% change

Telecommunications	52.1	35%	52.3	36%	0%
Financial Services	10.5	19%	5.8	15%	81%
Identity and Security	7.6	30%	3.8	35%	102%

Total	70.2	30%	61.9	32%	13%

(in millions of euros)
	March 31,	(% of net	March 31,	(% of net
Operating expenses	2006	sales)	2005	sales)	% change

Telecommunications	(38.3)	26%	(35.8)	25%	7%
Financial Services	(11.4)	20%	(10.4)	27%	10%
Identity and Security	(12.1)	47%	(8.2)	75%	48%

Total	(61.8)	27%	(54.4)	28%	14%

	(in millions of euros)
			Change in
	March 31,	March 31,	Operating
Operating income (loss)	2006	2005	income (loss)

Telecommunications	13.7	16.5	(2.7)
Financial Services	(0.9)	(4.6)	3.7
Identity and Security	(4.4)	(4.4)	(0.0)

Total	8.4	7.5	0.9

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.2) Geographical Segments

Three months ended	(in millions of euros)
	March 31,	March 31,		Adjusted
Net sales	2006	2005	% change	change (%) (*)

Europe, Middle East and Africa	121.9	99.3	23%	6%
Asia	41.3	46.4	-11%	-18%
Americas	67.1	47.4	42%	28%

Total	230.3	193.1	19%	5%

(*)	Adjusted for currency fluctuations, disposals & acquisitions
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Gemplus International SA
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 April, 2006	GEMPLUS INTERNATIONAL S.A.
	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer

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